ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

November 26, 2003

03045330

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto a 3rd Quarter 2003 report of Flughafen Wien AG, which has been published by the Company since our last submission of November 13, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

JKG/dv
Enclosure

PROCESSED
JAN 07 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 16 2003
WASH, D.C. 187

dlw 1/5

DOCSNY1:873244.1
13141-2 JG9

FILE NO.
82-3907

EUROPE'S BEST·ADDRESS

Vienna International Airport


A,C
Flugsteige
Gates

3rd Quarter 2003
Flughafen Wien AG

Key Figures for the First Nine Months 2003

Industry Indicators	1-9/2003	Change.in %	1-9/2002
MTOW[1] (in tonnes)	3,934,908	4.8	3,756,059
Passengers	9,570,085	4.7	9,138,211
Transfer passengers	3,201,118	1.3	3,158,578
Flight movements	146,559	4.5	140,250
Cargo (air cargo and trucking, in tonnes)	124,978	7.9	115,832

Financial Indicators (Amount in T€, except employees)	1-9/2003	Change. in %	1-9/2002
Total turnover	258,683.9	7.7	240,284.3
EBIT	82,099.1	-8.8	90,040.1
EBIT margin[2] in %	30.3	-17.0	36.5
EBITDA margin[3] in %	42.6	-13.2	49.1
Net profit for the period	59,730.7	-9.2	65,813.6
Cash flow from operating activities	112,436.8	37.1	81,988.4
Equity	577,079.6	4.1	554,339.3
Capital expenditure[4]	64,985.3	21.4	53,549.6
Employees at the end of the period[5]	2,735	4.1	2,627

Notes:

1) MTOW: Maximum Take off Weight for aircraft
2) EBIT-Margin (earnings before interest and taxes) = Operating profit/ Operating income
3) EBITDA-Margin (earnings before interest, tax, depreciation and amortisation) = Operating profit + Depreciation / Operating income
4) Tangible and intangible assets
5) Number of employees at the end of the period weithted by working time, inc. apprentices and employees on leave (maternity, military, etc.), excl. members of the Management Board and managing directors

Information on Flughafen Wien Shares

Share price EUR on 30.09.2003:	34.60
Market cap (in mill. EUR) on 30.09.2003:	726.60
Index weighting (ATX) in %:	3.83

Infosystems

Reuters:	VIEV.VI
Bloomberg:	FLUG AV
Datastream:	O:FLU
ÖKB-WKN:	091180
ÖTOB:	FLU
ADR:	VIAAY

The VIE Share ist traded on following stock exchanges

Vienna, Frankfurt (Xetra), London (SEAQ International), New York (ADR)

Letter to our Shareholders



Dear Ladies and Gentlemen,

Vienna International Airport is pleased to announce further impressive growth in the number of passengers. Statistics published by the Airport Council International (ACI) clearly demonstrate this development: while passenger traffic at the major European airports rose by 1.4% for the first nine months of the year, Vienna was able to report an increase of 4.7%. In spite of the war in Iraq, SARS and a labour dispute at our home carrier Austrian Airlines, Vienna International Airport has returned more rapidly than other airports to pre-11 September growth.

During the first nine months of 2003, turnover recorded by the Flughafen Wien Group rose 7.7% to EUR 258.7 million. At EUR 59.7 million, profit for the first three quarters fell 9.2% below the comparable prior year figure. The settlement of pension claims in 2002 and related non-recurring reversal of EUR 19.9 million in provisions for pensions generated a one-time effect. Without this effect, profit for the period would have increased by 13.4% because of the growth in turnover.

At Vienna International Airport the first three quarters of 2003 were characterised by stable upward development in travel throughout Europe. The rising market share of low-cost carriers, which transported 480,000 passengers during this period, provided key support for above-average growth of 5.5% in travel to European destinations. We were also able to further expand the strategically important position of Vienna as an East-West hub. Latest traffic data for the month of October show higher growth than the European trend.

The upcoming accession of the East European candidate countries to the European Union will create new opportunities for Vienna International Airport, and we will therefore continue to intensify our marketing efforts in neighbouring countries. Our goal is to win the greatest possible share of this passenger market.

Our latest major investment activities focused on the City Airport Train – a fast connection between Vienna's Inner City and the airport with baggage check-in at the Wien-Mitte station, which will start operations during the fourth quarter. In addition, the new international bus gates will soon be completed. The Office Park and air traffic control tower – completion scheduled for the end of 2004 – will improve our earning power by generating additional rental income. The expansion of our terminal capacity is scheduled to take place in several stages, so as to meet demand and substantially reduce capital expenditure. Specific figures will be announced this year.

The introduction of the Baggage Reconciliation System (BRS - a system designed to track and match baggage and avoid false loading, and thereby minimise delays and damage costs) led to an increase in turnover and parallel improvement in the quality of our services. We have been able to conclude handling agreements with all low-cost carriers using Vienna International Airport, and therefore hold our share of the handling services market at over 90%.

We would like to thank our shareholders and customers for their confidence, and all employees of the Flughafen Wien Group for their commitment to our customers.

Sincerely,

Mag. Herbert Kaufmann	**Ing. Gerhard Schmid**	**Dr. Kurt Waniek**
Vorstandsmitglied	Vorstandsmitglied	Vorstandsmitglied
und Sprecher des Vorstands		

Status Report

The Development of Air Traffic in Europe

__The first three quarters of 2003 were influenced by the war in Iraq and SARS. These factors had a clear negative impact on passenger traffic during the first months of the year, and growth rates fell below expectations. At the start of 2003 forecasts indicated a stronger recovery in the aviation sector, which had contracted significantly after 11 September. The third quarter and overview for the first nine months also show modest growth across Europe.

Traffic Development in Vienna

__During the first three quarters of 2003, the development of traffic in Vienna considerably exceeded the European average of 1.4%. The number of passengers handled at Vienna International Airport rose 4.7% for the first nine months, and 7.2% for the third quarter versus the comparable prior year periods. Maximum take-off weight (MTOW) increased by 4.8% (3rd quarter: + 2.8%) and flight movements by 4.5% (3rd quarter: + 4.4%). Despite the global aviation crisis, the number of transfer passengers grew 1.3% for the first nine months (3rd quarter: 1.7%).

__The activities of low-cost carriers led to a further shift in market shares for scheduled flights at Vienna International Airport. Low-cost airlines carried a total of 480,000 passengers during the first nine months.

__In long-haul traffic, flights to North America showed a plus of 5.0% while flights to the Far East recorded a slight decline of 1.1%.

__In spite of a 12.0% drop in the number of passengers, Antalya remained the most popular charter destination followed by Heraklion with + 8.1% and Mallorca at + 17.1%.

Turnover

__In line with traffic development, turnover for the first nine months rose 7.7% to EUR 258.7 million.

__Turnover for the Airport Segment increased by 14.3% for the first three quarters to EUR 120.0 million. This growth was mainly supported by a higher volume of traffic and the introduction of the new Baggage Reconciliation System (BRS - a system designed to track and match baggage and avoid false loading, and thereby minimise delays and damage costs). The costs for this new system will be financed through passenger tariffs.

__The Handling Segment showed a 1.6% rise in turnover to EUR 79.0 million, following an increase in individual services (aircraft de-icing).

__Turnover in the Non-Aviation Segment grew 3.5% to EUR 59.5 million. This development was supported by the rental of Cargo North facilities to TNT as well as higher income from parking, VIAS security services, Travel-Value Shops, fuel sales and transportation services for handicapped persons.

Earnings

__Earnings before interest and tax (EBIT) declined during the third quarter of 2003 due to an increase of EUR 6.8 million in expenses, which was triggered primarily by the introduction of the Baggage Reconciliation System and 1.2% rise in depreciation to EUR 30.6 million. Profit before tax (EBT) increased 5.1% to a level of EUR 34.9 million. Net profit for the third quarter of 2003 rose 4.8% over the compara-

ble prior year period to EUR 22.9 million, supported by a plus of EUR 4.2 million in turnover, the reversal of provisions, and improvement in financial results following the upward valuation of the stake in Berlin (EUR 1.6 million).

__For the first three quarters of 2003, earnings before interest and tax (EBIT) fell 8.8% to EUR 82.1 million. The EBIT margin returned to the 2001 level of 30.3% after the extraordinary results reported in 2002. The EBITDA margin equalled 42.6%.

__At EUR 8.6 million, financial results nearly matched the previous year's level. This position was positively influenced by a EUR 1.6 million write-up to the Berlin investment, but negatively affected by a decrease in net financing costs due to the general low level of interest rates on capital and money markets and reduced volume of investment (EUR -1.2 million). Non-recurring income from the sale of financial assets in 2002 distorted the comparison with the reporting period.

__Profit before tax (EBT) showed a corresponding decline of 8.1% to EUR 90.7 million.

__Net profit recorded by the Flughafen Wien Group for the first three quarters of 2003 fell 9.2% versus the previous year's level to EUR 59.7 million. The settlement of pension claims in 2002 and related non-recurring reversal of EUR 19.9 million in provisions for pensions led to a one-time effect in the previous year. Without this one-time effect, profit for the period would have increased by 13.4% because of the growth in turnover.

Financial, Asset and Capital Structure

__Higher profit before tax led to a EUR 30.4 million improvement in cash flow from operating activities, which rose to EUR 112.4 million. This figure excludes the non-recurring impact of the partial non-cash reversal of provisions for pensions in 2002 and the increase in provisions during 2003.

__In spite of higher investment activity during 2003, the acquisition of a stake in Malta Airport during 2002 led to a reduction of EUR 14.8 million in cash outflows for investing activities to EUR -63.4 million.

__Negative cash flow from financing activities for the first nine months of 2003 as well as 2002 resulted mainly from the distribution of dividends.

__Investments made during the reporting period supported an increase of 4.6% in non-current assets, which rose to EUR 626.8 million. Investments in tangible and intangible assets totalled EUR 65.0 million for the first nine months of 2003. The major changes to financial assets involve the sale of the stake in the Spanish airport developer CR Aeropuerto, S.L. and the upward revaluation of the Berlin investment.

__Current assets show an increase of 6.9% over 31 December 2002 to EUR 192.9 million. Cash and cash equivalents increased EUR 3.9 million to EUR 143.1 million, supported by positive cash flow of EUR 4.0 million.

__Equity rose 3.1% to EUR 577.1 million. Net profit for the first nine months of 2003 totalled EUR 59.7 million, and the distribution of dividends for 2002 amounted to EUR 42.0 million. The equity ratio was 70.4% (year-end 2002: 71.8%).

__Non-current liabilities increased 2.2% to EUR 105.5 million following a decline in the provisions for employee-related obligations (severance compensation, pensions, service anniversary bonuses, part-time work for older employees).

__Current liabilities rose 17.7% to EUR 136.6 million. Current provisions for capital expenditure, operating expenses and taxes increased by EUR 18.3 million and current liabilities rose by EUR 5.3 million.

Investments

__Investments in tangible and intangible assets totalled EUR 65.0 million for the first nine months of 2003. Major investments included the Hold Baggage Screening System (BRS), planning services for the Skylink project, planning and construction of the Office Park, planning for the air traffic control tower, a drainage system for Runway 16/34, the construction of international bus gates and Taxiway 50, and the purchase of land, aircraft tractors, catering trucks and larger apron buses.

Outlook

_Growth in the number of passengers during October (+10.2%) as well as an increase in flight movements (+5.9%) and maximum take-off weight (MTOW: +2.1%) leads to expectations of continued positive development at Vienna International Airport.

_With Baku and Rostov, Vienna has added two new cities to the flight schedule. This brings the number of new destinations in the dynamically growing countries of Central, Southern and Eastern Europe to 12. As of winter schedule 2003/2004, V-Bird, Duo Airways, Helvetic Airways and Quatar Airways have joined Vienna International Airport as new customers. Three new weekly cargo rotations by EVA Air underscore the expansion of our freight offering. In the area of long-haul traffic, Qatar Airways represents an important new customer.

_The first stage of construction is currently underway for the air traffic control tower, which is scheduled for completion by the end of 2004 and has already been leased to Austro Control GmbH. Work is also progressing on the Office Park, which will have 26,000 square meters of usable space. In order to increase passenger capacity, new international bus gates are being built and will be opened in the near future.

_The City Airport Train - a joint venture between Vienna International Airport and the Austrian Federal Railway Corporation - will soon start its operations. The train will connect passengers to and from the airport and Inner City of Vienna in only 16 minutes, and will offer convenient baggage check-in at Vienna (Wien Mitte) station and business class comfort.

_All the above projects will strengthen the earning power of the Flughafen Wien Group.

Segments

Airport

_External turnover reported by the Airport Segment increased by 14.3% to EUR 120.0 million. The development resulted primarily from a higher volume of traffic and the introduction of the Baggage Reconciliation System (BRS), which will be financed through the passenger tariff. Security services related to the Hold Baggage Screening System (HBS) also generated additional revenue. Segment earnings increased by 6.5% to EUR 58.7 million despite the reversal of provisions for pensions in the prior year and higher internal expenses, primarily for the Baggage Reconciliation System (BRS). Excluding the reversal of these provisions, segment earnings would have increased by 14.0%.

Handling

_The Handling Segment reported growth of 2.3% in traffic compared to the first nine months of 2002. Flight movements showed a decline with the Austrian Air Group, but increases with Lufthansa (DLH), British Airways, cargo companies, and especially the low-cost carriers (+4.2%). Handling agreements were concluded with all new low-cost carriers using Vienna: Air Berlin, Germanwings and Germania Express. The average market share for the period from January to September 2003 was 91.2%. The cargo sector recorded a clear plus (cargo volume +7.9%, thereof trucking +23.7% following the transfer of the Lufthansa hub for southeast Europe to Vienna). An increase in individual services (aircraft de-icing) led to growth of 1.6% in external handling turnover to EUR 79.0 million. The reversal of provisions in connection with the settlement of pensions during 2002 triggered a 30.4% drop in segment earnings to EUR13.9 million. Excluding the reversal of provisions for pensions, segment earnings would have increased by 24.0%.

Non-Aviation

_External turnover reported by the Non-Aviation Segment rose 3.5% to EUR 59.5 million. This growth was supported by the rental of Cargo North facilities to TNT as well as revenues from parking, VIAS security services, Travel-Value Shops, fuel sales and the transportation services for handicapped persons. Declines were registered in communications services and the shopping/gastronomy area, which was affected by a drop in duty-free sales and reduction in selling space. Segment earnings fell 26.0% to EUR 21.5 million, primarily as a result of the non-recurring reduction in costs that resulted from the one-time reversal of provisions for pensions in 2002. Excluding this reversal, segment earnings would have decreased by only 10.5%.

Interim Financial Report - First Nine Months of 2003 according to IAS / IRFS
Flughafen Wien AG

FILE NO.
82-3907

Consolidated Income Statement in T€	1-9/2003	1-9/2002	Change
Turnover	**258,683.9**	**240,284.3**	**7.7%**
Other operating income	12,638.0	6,755.6	87.1%
Operating income	**271,321.8**	**247,039.9**	**9.8%**
Cost of materials and services	-14,915.7	-12,937.0	15.3%
Personnel expenses	-108,351.0	-81,650.1	32.7%
Amortisation of intangible assets and depreciatin of fixed assets	-33,522.0	-31,285.9	7.1%
Other operating expenses	-32,433.9	-31,126.9	4.2%
Income before interest and taxes (EBIT)	**82,099.1**	**90,040.1**	**-8.8%**
Income from investments, excl. associates at equity	1,603.3	0.0	n.a.
Net financing costs	6,190.1	7,344.0	-15.7%
Other income from financing activities	708.0	1,067.8	-33.7%
Financial results, excl. associates at equity	8,501.3	8,411.9	1.1%
Income from associates at equity	67.0	230.0	-70.9%
Financial results	**8,568.4**	**8,641.9**	**-0.9%**
Profit before tax (EBT)	**90,667.5**	**98.682.0**	**-8.1%**
Taxes on income	-30,638.0	-32,860.4	-6.8%
Minority interest	-298.8	-8.0	n.a.
Profit for the period	**59,730.7**	**65,813.6**	**-9.2%**
Earnings per share (in €)	2.84	3.13	-9.3%

Consolidated Income Statement T€	7-9/2003	7-9/2002	Change
Turnover	**91,554.2**	**87,327.2**	**4.8%**
Other operating income	4,497.7	2,278.3	97.4%
Operating income	**96,051.9**	**89,605.4**	**7.2%**
Cost of materials and services	-4,160.9	-3,957.8	5.1%
Personnel expenses	-36,681.5	-34,072.7	7.7%
Amortisation of intangible assets and depreciation of fixed assets	-12,002.4	-10,261.6	17.0%
Other operating expenses	-12,638.8	-10,370.2	21.9%
Income before interest and taxes (EBIT)	**30,568.3**	**30,943.2**	**-1.2%**
Income from investments, excl. associates at equity	1,629.9	0.0	n.a.
Net financing costs	2,209.2	2,030.5	8.8%
Other income from financing activities	0.0	0.0	n.a.
Financial results, excl. associates at equity	3,839.1	2,030.5	89.1%
Income from associates at equity	488.9	230.0	112.6%
Financial results	**4,328.0**	**2,260.5**	**91.5%**
Profit before tax (EBT)	**34,896.4**	**33,203.8**	**5.1%**
Taxes on income	-11,752.3	-11,321.5	3.8%
Minority interest	-209.9	-5.2	3,970.3%
Profit for the period	**22,934.2**	**21,877.2**	**4.8%**
Earnings per share (in €)	1.09	1.04	4.8%

FILE NO.
82-3927

Interim Financial Report - First Nine Months 2003 according to IAS / IFRS
Flughafen Wien AG

Consolidated Balance Sheet in T€	30.9.2003	31.12.2002	Change
Assets			
Intangible assets	4,246.6	4,118.5	3.1%
Property, plant and equipment	542,173.8	510,901.6	6.1%
Associates - at equity	33,049.3	33,738.6	-2.0%
Other financial assets	33,806.9	33,277.7	1.6%
Non-current receivables	118.6	181.3	-34.6%
Deferred tax assets	13,358.5	16,799.4	-20.5%
Non-current assets	**626,753.8**	**599,017.1**	**4.6%**
Inventories	2,043.1	2,188.6	-6.6%
Current receivables and other current assets	47,712.2	38,974.6	22.4%
Cash and cash equivalents	143,095.8	139,156.7	2.8%
Current assets	**192,851.0**	**180,319.9**	**6.9%**
Assets	**819,604.8**	**779,337.1**	**5.2%**
Equity and Liabilities			
Share capital	152,670.0	152,670.0	0.0%
Share premium	117,657.3	117,657.3	0.0%
Retained earnings and reserves	306,752.3	289,581.8	5.9%
Equity	**577,079.6**	**559,909.1**	**3.1%**
Minority interest	**434.3**	**135.5**	**220.5%**
Non-current provisions	96,150.9	93,011.2	3.4%
Other non-current liabilities	9,300.0	10,169.0	-8.5%
Non-current liabilities	**105,450.9**	**103,180.2**	**2.2%**
Current provisions	87,448.0	69,172.3	26.4%
Current financial liabilities	4.7	3,049.8	-99.8%
Trade payables	30,165.4	23,264.7	29.7%
Other current liabilities	19,021.9	20,625.4	-7.8%
Current liabilities	**136,639.9**	**116,112.3**	**17.7%**
Equity and Liabilities	**819,604.8**	**779,337.1**	**5.2%**

Consolidated Cash Flow Statement in T€	1-9/2003	1-9/2002	Change
Net cash flows			
from operating activities	112,436.8	81,988.4	37.1%
from investing activities	-63,396.3	-78,218.3	-18.9%
from financing activities	-45,045.2	-36,011.6	25.1%
Change in cash and cash equivalents	**3,995.3**	**-32,241.6**	**-112.4%**
Addition to / - Reversal of revaluation reserve for securities	-54.0	-2,423.8	-97.8%
Currency translation adjustments	-2.3	0.0	n.a.
Cash and cash equivalents at beginning of period	139,156.7	172,370.1	-19.3%
Cash and cash equivalents at end of period	**143,095.8**	**137,704.8**	**3.9%**

Consolidated Statement of Capital and Reserves in T€	1-9/2003	1-9/2002	Change
Balance on 1.1.	**559,909.1**	**532,418.6**	**5.2%**
Dividend payment for prior year	-42,000.0	-39,900.0	5.3%
Profit for first nine months	59,730.7	65,813.6	-9.2%
Other changes	-560.2	-3,992.8	-86.0%
Balance on 30.9.	**577,079.6**	**554,339.3**	**4.1%**

Segment Results T€	1-9/2003	1-9/2002	Change
Airport			
Segment turnover*	120,026.4	104,981.1	14.3%
Segment profit	58,676.2	55,109.1	6.5%
Handling			
Segment turnover*	78,990.1	77,726.2	1.6%
Segment profit	13,857.6	19,917.5	-30.4%
Non-Aviation			
Segment turnover*	59,463.6	57,432.6	3.5%
Segment profit	21,492.5	29,044.1	-26.0%

* external turnover

Published by: Flughafen Wien AG, Communications · P.O.Box 1, A-1300 Wien-Flughafen, Telephone: +43/1/7007-22300, Telefax: +43/1/7007-23806
Investor Relations: Robert Dusek, Telephone +43-1-7007-23126, Telefax +43/1/7007-23058 e-mail: m@viennaairport.com, investor-relations@viennaairport.com
·http://www.viennaairport.com · DVR: 008613 · Commercial Register: FN 42984 m · District Court of Korneuburg. Printed by: Druckerei Gerin